Mail Stop 3561

June 3, 2010

Mr. John S. Quinn
Chief Financial Officer
120 North LaSalle Street, Suite 3300
Chicago, Illinois 60602

> **Re:** **LKQ Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 000-50404**

Dear Mr. Quinn:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief